AA 3/16/2004

04003014

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Brokerage America LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 N. Meramec
(No. and Street)

Clayton (City) Missouri (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judy Payuk (314) 889-1067
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2004
WASH, D.C. 188

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, LLC
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd. (Address) St. Louis (City) Missouri (State) 63132 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Judy Payuk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Brokerage America, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[Signature]

Signature

Compliance/Operations Director

Title

[Signature]

Notary Public

MELANIE KLEOPFER
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires Sept. 18, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report On Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST BROKERAGE AMERICA LLC

Statements of Financial Condition

December 31, 2003 and 2002
(See Independent Auditors' Report)

	2003	2002
ASSETS		
Cash and cash equivalents	$ 966,499	$ 561,552
Warrants	20,100	20,100
Investment securities	28,350	39,000
Accounts receivable, less allowance for doubtful accounts of $3,000	86,291	144,754
Property and equipment, net of accumulated depreciation of $93,382 and $73,098 in 2003 and 2002, respectively	39,543	62,259
Other assets	7,616	5,002
TOTAL ASSETS	$ 1,148,399	$ 832,667
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 175,532	$ 140,634
Members' equity		
Members' capital	176,000	176,000
Retained earnings	807,517	516,033
Accumulated other comprehensive loss	(10,650)	-
Total members' equity	972,867	692,033
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,148,399	$ 832,667

The accompanying notes are an integral part of these financial statements.